Not for distribution in the United States

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol: CMA

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

Cream Minerals Increases Inferred Gold Silver Resources

February 12, 2008, Vancouver, BC - Cream Minerals Ltd. (CMA - TSX-V) ("Cream" or the “Company”) is pleased to announce that a NI 43-101 compliant report titled, “Evaluation Report Dos Hornos and Veta Tomas Gold-Silver Structures Nuevo Milenio Project”, dated January 30, 2008 (the “Report”), showing a significant increase in inferred gold-silver resources, has been filed via SEDAR.  The Report concerns Cream’s wholly-owned Nuevo Milenio Property (the “Property”) located near the City of Tepic, Nayarit, Mexico.

The Report covers the 35-hole (6,965.40 meters (“m”)) diamond drill program executed October 2006 to September 2007 over the 3,000 m x 150 m Dos Hornos and Veta Tomas areas, two epithermal silver-gold vein and stockwork systems within the large 2,260-hectare Property.

In his Report, Mr. Ferdinand (Fred) Holcapek, P. Eng Geology, Director General of Cream Minerals de Mexico, S.A. de C.V., the Company’s wholly-owned Mexican subsidiary, notes the total “Inferred Mineral Resources” at Dos Hornos, Veta Tomas, inclusive of Once Bocas, is as follows:

17,920,000 tonnes 374,000 oz Gold 52,212,000 oz Silver

The term “Inferred Mineral Resources” is used as defined, published and adopted by the CIM Council on December 11, 2005:

"An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits workings and drill holes."

Uncertainties inherent in the definition are clarified by the CIM definition standard as follows:

"Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies."

Diamond drilling has established that the additional “Inferred Mineral Resources” located within the Dos Hornos segments 1 and 2 and Veta Tomas, a newly defined and higher grade vein, originally thought to be Dos Hornos Segment 3.  The segment consists of a composite zone of four higher grade individual bifurcating veins within a 10 to 20 meter wide mineralized quartz stockwork envelope of lower grade silver-gold content.

The apparent brecciated, sheared and broken nature of the mineralized zones has reduced diamond drill core recovery to between 20% to 50% in some sections, with the resultant loss of sulfides, and grade, by washing.  The ultimate silver-gold grade will have to be determined by underground cross-cutting and channel sampling.

For the purpose of defining the higher grade sections (Veins 1 to 4) the assay cut off grade used was 60 g/t Ag, or 30 g/t Ag plus 0.4 g/t Au.  The inferred mineral resources are calculated using diamond drill sections to define blocks of mineralization that include all underground workings, surface trenches etc within the volume of influence of the block, to calculate a volume weighted average grade for the block.  The following table shows the Inferred Mineral Resources for Dos Hornos Segments 1, 2 and Veta Tomas:

Dos Hornos Segment 1	M	Tonnes	Au gt	Ag g/t	Au oz	Ag oz
Vein 1	2.58	870,957.39	1.100	130.78	30,913.56	3,662,142.65
Vein 2	2.55	905,934.26	1.440	158.14	41,950.76	4,606,102.13
Vein 3	2.00	355,910.90	2.772	78.69	31,718.27	900,407.66
Total Segment 1		2,132,802.55	1.525	133.71	104,582.59	9,168,652.44
Dos Hornos Segment 2
Vein 1	4.10	822,367.08	0.939	128.97	24,838.05	3,410,047.88
Vein 2	3.22	629,004.00	1.1400	88.38	23,047.06	1,787,416.55
Vein 3	3.61	705,281.60	1.373	34.52	31,134.50	782,708.06
Vein 4	3.95	792,562.00	0.417	49.86	10,637.67	1,270,630.17
Total Segment 2		2,949,214.68	0.946	76.468	89,657.28	7,250,802.66
Veta Tomas
High-grade section	5.09	1,246,162.50	1.282	354.72	51,344.17	14,212,286.62
Total Dos Hornos Veta Tomas		6,328,179.73	1.207	150.55	245,584.04	30,631,741.72

The next table summarizes the “Total Inferred Mineral Resources” at Nuevo Milenio Dos Hornos – Veta Tomas inclusive of the previously reported parallel Once Bocas zone.  (See attached map)

Inferred Mineral Resource Dos Hornos – Veta Tomas:

6,328,200 Tonnes, Au:  245,600 oz, Ag:  30,631,700 oz

Inferred Mineral Resource Once Bocas: (NI 43 – 101, Feb 16, 2006)

11,590,000 Tonnes, Au:  129,000 oz, Ag:  21,600,000 oz

ALL INFERRED MINERAL RESOURCE DOS HORNOS, VETA TOMAS AND ONCE BOCAS:

17,920,000 Tonnes, Au: 374,600 oz, Ag: 52,212,000 oz

Mr. Holcapek, P. Eng Geology, supervises exploration programs on the Nuevo Milenio Project and is the Company's "Qualified Person" for the purpose of NI 43-101.  His Report recommends phase I and II programs consisting of underground channel and bulk sampling to determine grade, and an 8,000-meter diamond drill program over the three main zones, Dos Hornos, Once Bocas and Chacuaco, at an estimated cost of $2,600,000.

Dr. A. D. Drummond, P.Eng., independent Consulting Geological Engineer, is a Qualified Person (as defined in National Instrument 43-101) who completed a site visit in 2001, has been technically associated with the project from 2000 to present and has discussed and reviewed the scientific and technical aspects of the information reflected in this press release.

A map of the general geology of the Nuevo Milenio Project, showing the three major zones, is attached to this news release.  For more information, including video presentations, about Cream and its mineral property interests, please visit Cream’s website – www.creamminerals.com.

Frank A. Lang, BA, MA, P.Eng.

President and CEO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212

Email: info@creamminerals.com

Or

CHF Investor Relations

Phone: (416) 868-1079, Ext. 229

Should you wish to receive Company news via email, please email catarina@chfir.com and specify “Cream Minerals Ltd.” in the subject line or contact the Company directly.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.

Not for distribution in the United States

AREA OF
INFERRED MINERAL RESOURCE
Dos Hornos Segment 1
Dos Hornos Segment 2
Veta Tomas
ONCE BOCAS
CERRO CHACUACO
CAFETAL
CHACUACO WEST
Cream Minerals de México, S.A. de C.V.
GENERAL GEOLOGY
LEGEND
HYDROTHERMAL ALTERATION

INFERRED MINERAL RESOURCE

	Tonnes	Au oz	Ag oz
Dos Hornos Segment 1:	2,132,800	104,580	9,168,700
Dos Hornos Segment 2:	2,949,200	89,660	7,250,800
Veta Tomas:	1,246,200	51,340	14,212,300
Once Bocas :	11,590,000	129,000	21,580,000
TOTAL:	17,918,200	374,580	52,210,800

Arroyo Guadalupana
521800E
522000E
2360600N
2360400N
2360200N
2360000N
520000E
DOS HORNOS ZONE
VETA TOMAS
Veta Tomas
Veta Gertrudis
To CAMP
Mina San Miguel
Mina Santa Gertrudis
Arroyo San Miguel
Shaft 1
Shaft 11
Shaft 12
Adit 1
Trench 1
Trench 2
Trench 3
Trench 4
DDH 07 - 34
DDH 17 - 03
DDH 18 - 06
DDH 12 - 06
DDH 19 - 03
DDH 19 - 06
DDH 22 - 06
0 m
100 m
200 m

DOS HORNOS ZONE SEGMENT 1

	m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Vein 1	2.58	870,957	1.100	130.78	30,914	3,662,143
Vein 2	2.55	905,934	1.440	158.14	41,951	4,606,102
Vein 3	2.00	355,910	2.772	78.69	31,718	900,407.66
Total	7.13	2,132,802	1.525	133.71	104,582	9,168,652

DOS HORNOS ZONE SEGMENT 2

Vein 1	acc. m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Vein 1	4.10	822,367	0.939	128.97	24,838	3,410,048
Vein 2	3.22	629,004	1.14	88.38	23,047	1,787,416.
Vein 3	3.61	705,281	1.373	34.52	31,134	782,708
Vein 4	3.95	792,562	0.417	49.86	10,637	1,270,630
Total	14.88	2,949,214	0.946	76.47	89,657	7,250,802

VETA TOMAS

Block#	m	tonnes	Au g/t	Ag/t	Au oz	Ag oz
Block 1	6.00	206,700	1.662	160.68	11,045.09	1,069,154
Block 2	5.71	251,750	1.327	177.13	10,737.60	1,433,736
Block 3	5.00	251,750	0.594	157.54	4,807.68	1,275,124
Block 4	5.00	185,500	1.113	394.48	6,639.19	2,352,688
Block 5	5.00	169,600	1.989	735.60	10,845.72	4,011,117
Block 6	4.00	180,362	1.250	700.00	7,268,.69	4,070,467
Total	5.09	1,240,162	1.282	354.72	51,344.17	14,212,287

CREAM MINERALS DE MEXICO S.A. DE C.V.

Location of Inferred Mineral Resources
Dos Hornos - Veta Tomas

ING. G. Francisco R — Oct. 2005
F. Holcapek, P.Eng. — Updated: Jan. 12, 2008

Figure 43